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November 26, 2008

Securities and Exchange Commission
100 F Street, N.W
Washington, DC 20549-1004

ATTN:    Document Control - EDGAR

RE:      Post-Effective Amendment No. 9 on Form N-4
              RiverSource Variable Annuity Account
              File Nos. 333-139759 and 811-7195
              RiverSource FlexChoice Select Variable Annuity

Dear Commissioners:

RiverSource Variable Annuity Account, the Registrant, has filed its Post-Effective Amendment No. 9 on Form N-4. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on January 9, 2009.

Yours truly,

RiverSource Distributors, Inc.

By:  /s/  Scott R. Plummer
          -----------------------
          Scott R. Plummer
          Chief Counsel
     RiverSource Distributors, Inc.